Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF WORK MEDICAL TECHNOLOGY GROUP LTD
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 5, 2025

The undersigned shareholder of WORK Medical Technology Group LTD, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated January 15, 2025, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:30 a.m. Eastern Time, on February 5, 2025, at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, with the ability given to shareholders to attend virtually at http://www.virtualshareholdermeeting.com/WOK2025, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals:

1.      to re-elect Dr. Xiaoyang Li as a director of the Company;

2.      to re-elect Mr. Robert Brian Johnson as a director of the Company;

3.      to re-elect Mr. Baiming Yu as a director of the Company;

4.      to re-elect Mr. Shuang Wu as a director of the Company;

5.      to re-elect Mr. Zhenguo Wu as a director of the Company;

6.      to approve an increase to the Company’s authorized share capital;

7.      to approve a re-designation and re-classification of the Company’s authorized share capital;

8.       to amend and restate the Company’s current amended and restated memorandum and articles of association; and

9.      to adjourn the Meeting to a later date or dates or sine die, if necessary.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalized terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

	This Proxy Card must be received not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:

It is resolved as an Ordinary Resolution that Xiaoyang Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 2:

It is resolved as an Ordinary Resolution that Robert Brian Johnson be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 3:

It is resolved as an Ordinary Resolution that Baiming Yu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 4:

It is resolved as an Ordinary Resolution that Shuang Wu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 5:

It is resolved as an Ordinary Resolution that Zhenguo Wu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

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PROPOSAL NO. 6:

It is resolved, as an Ordinary Resolution, that the authorized share capital of the Company be increased from US$50,000 divided into 100,000,000 ordinary shares of par value US$0.0005 each to US$250,000 divided into 500,000,000 ordinary shares of par value US$0.0005 each (the “Share Capital Increase”).

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PROPOSAL NO. 7:

It is resolved, as an Ordinary Resolution, that subject to and immediately following the Share Capital Increase being effected, the Company re-designate and re-classify its authorized share capital as follows (the “Share Capital Reorganization”):

(a)       each ordinary share of par value US$0.0005 in issue immediately following the Share Capital Increase, which is expected to be 14,591,942 ordinary shares of par value US$0.0005, each be re-designated and re-classified into one Class A ordinary share of par value US$0.0005 each;

(b)       100,000,000 of the remaining authorized but unissued ordinary shares of par value US$0.0005 each be re-designated and re-classified into one Class B ordinary share of par value US$0.0005 each; and

(c)       each of the remaining authorized but unissued ordinary shares of par value US$0.0005 each, which is expected to be 385,408,058 ordinary shares of par value US$0.0005, each be re-designated and re-classified into one Class A ordinary share of par value US$0.0005 each,

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such that the Company’s authorized share capital be re-designated and re-classified from US$250,000 divided into 500,000,000 ordinary shares of par value US$0.0005 each to US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each and 100,000,000 Class B ordinary shares of par value US$0.0005 each.

PROPOSAL NO. 8:

It is resolved, as a Special Resolution, that subject to and immediately following the Share Capital Reorganization being effected, the Company adopt amended and restated memorandum and articles of association, in the form annexed to the proxy statement, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Increase, the Share Capital Reorganization and the terms of the Class A ordinary shares and Class B ordinary shares.

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PROPOSAL NO. 9:

It is resolved, as an Ordinary Resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

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This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share owner signs here	Co-owner signs here
Date: